UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2021

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Unaudited condensed consolidated interim financial statements as of
June 30, 2021, and for the three and six months ended June 30, 2021 and 2020.

Banco Latinoamericano de Comercio Exterior, S.A.

and Subsidiaries

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statement of financial position
June 30, 2021 and December 31, 2020
(In thousands of US dollars)

	Notes	June 30, 2021 (Unaudited)	December 31, 2020 (Audit)
Assets

Cash and due from banks	4,5	823,493	863,812

Securities and other financial assets, net	3,4,6	527,170	398,068

Loans, net	3,4,7	5,202,871	4,896,647

Customers' liabilities under acceptances	3,4	129,402	74,366
Derivative financial instruments - assets	3,4,10	14,270	27,778
Equipment and leasehold improvements, net		14,841	16,213
Intangibles, net		1,555	1,984
Investment properties		3,075	3,214
Other assets	11	6,555	6,816
Total assets		6,723,232	6,288,898

Liabilities and Equity
Liabilities:
Demand deposits		317,014	170,660
Time deposits		3,029,175	2,968,240
	3,4,12	3,346,189	3,138,900
Interest payable		3,839	1,975
Total deposits		3,350,028	3,140,875

Securities sold under repurchase agreements	3,4,13	112,488	10,663
Borrowings and debt, net	4,14	2,060,009	1,985,070
Interest payable		7,730	9,175

Acceptance outstanding	3,4	129,402	74,366
Derivative financial instruments - liabilities	3,4,10	14,930	9,211
Allowance for loan commitments and financial guarantees contracts losses	3,4	3,790	2,904
Other liabilities	15	14,153	18,714
Total liabilities		5,692,530	5,250,978

Equity:
Common stock		279,980	279,980
Treasury stock		(62,264)	(57,999)
Additional paid-in capital in excess of value assigned to common stock		119,366	120,414
Capital reserves	21	95,210	95,210
Regulatory reserves	21	136,019	136,019
Retained earnings		471,121	464,088
Other comprehensive income (loss)		(8,730)	208
Total equity		1,030,702	1,037,920
Total liabilities and equity		6,723,232	6,288,898

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss
For the three and six months ended June 30, 2021 and 2020
(In thousands of US dollars, except per share data and number of shares)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2021	2020	2021	2020
Interest income:
Deposits		257	916	617	3,375
Securities		1,925	677	3,562	1,317
Loans		31,982	42,914	62,903	98,804
Total interest income	18	34,164	44,507	67,082	103,496
Interest expense:
Deposits		(3,469)	(5,691)	(6,941)	(17,153)
Borrowings and debt		(9,697)	(17,093)	(20,248)	(38,820)
Total interest expense	18	(13,166)	(22,784)	(27,189)	(55,973)

Net interest income		20,998	21,723	39,893	47,523

Other income (expense):
Fees and commissions, net	17	4,271	1,940	7,311	5,013
Gain (loss) on financial instruments, net	9	234	(3,949)	163	(4,307)
Other income, net		87	191	184	431
Total other income, net	18	4,592	(1,818)	7,658	1,137

Total revenues		25,590	19,905	47,551	48,660

(Provision for) reversal of credit losses	3,18	(1,384)	2,607	(1,384)	2,696
Gain (loss) on non-financial assets, net		-	(140)	-	(140)

Operating expenses:
Salaries and other employee expenses		(5,363)	(4,172)	(10,811)	(11,178)
Depreciation of investment properties, equipment and improvements		(691)	(854)	(1,510)	(1,589)
Amortization of intangible assets		(253)	(186)	(524)	(377)
Other expenses		(3,815)	(3,054)	(6,422)	(5,664)
Total operating expenses	18	(10,122)	(8,266)	(19,267)	(18,808)
Profit for the period		14,084	14,106	26,900	32,408

Per share data:
Basic earnings per share (in US dollars)	16	0.36	0.36	0.68	0.82
Diluted earnings per share (in US dollars)	16	0.36	0.36	0.68	0.82
Weighted average basic shares (in thousands of shares)	16	39,659	39,654	39,676	39,632
Weighted average diluted shares (in thousands of shares)	16	39,659	39,654	39,676	39,632

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss and other comprehensive income
For the three and six months ended June 30, 2021 and 2020
(In thousands of US dollars)

	For the three months ended June 30		For the six months ended June 30
	2021	2020	2021	2020
Profit for the period	14,084	14,106	26,900	32,408
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Change in fair value on equity instrument at FVOCI, net of hedging	111	226	-	546

Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial instruments, net of hedging	(4,933)	(152)	(9,350)	(1,382)
Reclassification of gains (losses) on financial instruments to the profit or loss	457	(228)	(36)	(345)
Exchange difference in conversion of foreign currency operation	-	(856)	448	(671)

Other comprehensive income (loss)	(4,365)	(1,010)	(8,938)	(1,852)

Total comprehensive income for the period	9,719	13,096	17,962	30,556

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of changes in equity
For the six months ended June 30, 2021 and 2020
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2020	279,980	(59,669)	120,362	95,210	136,019	446,083	(1,818)	1,016,167
Profit for the period	-	-	-	-	-	32,408	-	32,408
Other comprehensive income (loss)	-	-	-	-	-	-	(2,454)	(2,454)
Transfer of fair value on equity instrument at FVOCI	-	-	-	-	-	(602)	602	-
Compensation cost - stock options and stock units plans	-	-	888	-	-	-	-	888
Exercised options and stock units vested	-	280	(280)	-	-	-	-	-
Dividends declared	-	-	-	-	-	(25,150)	-	(25,150)
Balances at June 30, 2020	279,980	(57,866)	119,447	95,210	136,019	452,739	(3,670)	1,021,859

Balances at January 1, 2021	279,980	(57,999)	120,414	95,210	136,019	464,088	208	1,037,920
Profit for the period	-	-	-	-	-	26,900	-	26,900
Other comprehensive income (loss)	-	-	-	-	-	-	(8,938)	(8,938)
Transfer of fair value on equity instrument at FVOCI	-	-	-	-	-	-	-	-
Issuance of restricted stock	-	1,392	(1,392)	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	890	-	-	-	-	890
Exercised options and stock units vested	-	546	(546)	-	-	-	-	-
Dividends declared	-	-	-	-	-	(19,867)	-	(19,867)
Balances at June 30, 2021	279,980	(62,264)	119,366	95,210	136,019	471,121	(8,730)	1,030,702

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of cash flows
For the six months ended June 30, 2021 and 2020
(In thousands of US dollars)

	2021	2020
Cash flows from operating activities
Profit for the period	26,900	32,408
Adjustments to reconcile profit for the period to net cash provided by (used in) operating activities:
Depreciation of equipment and leasehold improvements	1,510	1,589
Amortization of intangible assets	524	377
Impairment on non-financial assets	-	140
Provision for (reversal of) credit losses	1,384	(2,696)
(Gain) unrealized loss on financial instruments at fair value through profit or loss	(113)	2,827
Realized gain on financial instruments at fair value through profit or loss	-	(405)
Gain net on sale of financial assets at fair value through OCI	(14)	-
Compensation cost - share-based payment	890	888
Net changes in hedging position and foreign currency	(2,446)	5,909
Loss for disposal of equipment and leasehold improvements	256	-
Interest income	(67,082)	(103,496)
Interest expense	27,189	55,973
Net decrease (increase) in operating assets:
Pledged deposits	(7,098)	(44,399)
Loans	(310,398)	1,313,231
Other assets	284	3,101
Net increase (decrease) in operating liabilities:
Due to depositors	207,289	(2,120)
Other liabilities	(4,662)	(4,731)
Cash flows provided by operating activities	(125,587)	1,258,596
Interest received	78,347	112,470
Interest paid	(28,550)	(61,460)
Net cash (used in) provided by operating activities	(75,790)	1,309,606

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(252)	(49)
Acquisition of intangible assets	(96)	-
Proceeds from the sale of securities at fair value through OCI	23,506	1,882
Proceeds from redemption of securities at amortized cost	65,831	21,176
Purchases of securities at amortized cost	(221,986)	(36,799)
Net cash provided by investing activities	(132,997)	(13,790)

Cash flows from financing activities:
Increase (decrease) in securities sold under repurchase agreements	101,825	(30,127)
Net increase (decrease) in short-term borrowings and debt	169,127	(325,742)
Proceeds from long-term borrowings and debt	86,498	149,799
Repayments of long-term borrowings and debt	(169,511)	(265,343)
Payments of leases liabilities	(599)	(530)
Dividends paid	(19,767)	(25,077)
Repurchase of common stock	(6,203)	-
Net cash provided by (used in) financing activities	161,370	(497,020)

(Decrease) increase net in cash and cash equivalents	(47,417)	798,796
Cash and cash equivalents at beginning of the period	846,008	1,159,718
Cash and cash equivalents at end of the period	798,591	1,958,514

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.

-	Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.

-	Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 20, 2021.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB"). As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2020, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

3.	Financial risk

This note presents information about the Bank’s exposure to financial risks and the Bank’s management of capital.

A.	Credit risk

i.	Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and securities at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans at amortized cost

June 30, 2021

	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,685,254	-	-	2,685,254
Grades 5 - 6	0.75 - 3.80	2,217,301	111,684	-	2,328,985
Grades 7 - 8	3.81 - 34.51	98,007	103,776	10,593	212,376
		5,000,562	215,460	10,593	5,226,615
Loss allowance		(17,488)	(18,889)	(5,063)	(41,440)
Total		4,983,074	196,571	5,530	5,185,175

December 31, 2020

	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,582,794	-	-	2,582,794
Grades 5 - 6	0.75 - 3.95	1,928,142	167,996	-	2,096,138
Grades 7 - 8	3.96 - 30.67	102,532	119,340	10,593	232,465
Grades 9 - 10	30.68 - 100	-	-	-	-
		4,613,468	287,336	10,593	4,911,397
Loss allowance		(16,661)	(19,916)	(4,588)	(41,165)
Total		4,596,807	267,420	6,005	4,870,232

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

June 30, 2021

	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	250,781	-	-	250,781
Grades 5 - 6	0.75 - 3.80	265,399	42,146	-	307,545
Grades 7 - 8	3.81 - 34.51	93,164	-	-	93,164
		609,344	42,146	-	651,490

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	9,161	-	-	9,161
Grades 5 - 6	0.75 - 3.80	-	-	-	-
Grades 7 - 8	3.81 - 34.51	120,241	-	-	120,241
		129,402	-	-	129,402
		738,746	42,146	-	780,892
Loss allowance		(3,220)	(570)	-	(3,790)
Total		735,526	41,576	-	777,102

December 31, 2020

	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	245,927	-	-	245,927
Grades 5 - 6	0.75 - 3.95	198,638	38,446	-	237,084
Grades 7 - 8	4.13 - 30.43	81,887	-	-	81,887
		526,452	38,446	-	564,898

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	1,498	-	-	1,498
Grades 5 - 6	0.75 - 3.95	723	-	-	723
Grades 7 - 8	4.13 - 30.43	72,145	-	-	72,145
		74,366	-	-	74,366
		600,818	38,446	-	639,264
Loss allowance		(2,426)	(478)	-	(2,904)
Total		598,392	37,968	-	636,360

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Credit risk (continued)

Securities at amortized cost

June 30, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	217,858	-	-	217,858
Grades 5 - 6	0.75 - 3.80	99,355	-	-	99,355
		317,213	-	-	317,213
Loss allowance		(889)	-	-	(889)
Total		316,324	-	-	316,324

December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	108,505	-	-	108,505
Grades 5 - 6	0.75 - 3.95	50,562	5,007	-	55,569
		159,067	5,007	-	164,074
Loss allowance		(462)	(33)	-	(495)
Total		158,605	4,974	-	163,579

Securities at fair value through other comprehensive income (FVOCI)

June 30, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	205,661	-	-	205,661
		205,661	-	-	205,661
Loss allowance		(28)	-	-	(28)
Total		205,633	-	-	205,633

December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	231,348	-	-	231,348
		231,348	-	-	231,348
Loss allowance		(43)	-	-	(43)
Total		231,305	-	-	231,305

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

The following table presents information of the current and past due balances of loans at amortized cost in stages 1, 2 and 3:

	June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Current	5,000,562	215,460	10,593	5,226,615

	December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Current	4,613,468	287,336	10,593	4,911,397

As of June 30, 2021, and December 31, 2020, other financial assets were not past due nor impaired.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	June 30, 2021
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	80,000	1,426	(898)
Cross-currency swaps	644,327	12,734	(13,084)
Foreign exchange forwards	63,918	110	(948)
Total	788,245	14,270	(14,930)

	December 31, 2020
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	145,667	1,831	(1,774)
Cross-currency swaps	565,997	25,947	(3,848)
Foreign exchange forwards	71,353	-	(3,589)
Total	783,017	27,778	(9,211)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

ii.	Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165
Transfer to lifetime expected credit losses	(158)	158	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Net effect of changes in allowance for expected credit losses	(510)	(818)	319	(1,009)
Financial instruments that have been derecognized during the period	(8,130)	(367)	-	(8,497)
New financial assets originated or purchased	9,625	-	-	9,625
Write-offs	-	-	-	-
Recoveries	-	-	156	156
Allowance for expected credit losses as of June 30, 2021	17,488	18,889	5,063	41,440

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	28,892	15,842	54,573	99,307
Transfer to lifetime expected credit losses	(886)	886	-	-
Transfer to credit-impaired financial instruments	-	(2,100)	2,100	-
Net effect of changes in allowance for expected credit losses	134	13,443	(118)	13,459
Financial instruments that have been derecognized during the year	(24,307)	(3,729)	-	(28,036)
New financial assets originated or purchased	12,828	-	-	12,828
Write-offs	-	(4,426)	(52,106)	(56,532)
Recoveries	-	-	139	139
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	2,426	478	-	2,904
Transfer to lifetime expected credit losses	(80)	80	-	-
Net effect of changes in reserve for expected credit losses	6	12	-	18
Financial instruments that have been derecognized during the period	(1,196)	-	-	(1,196)
New instruments originated or purchased	2,064	-	-	2,064
Allowance for expected credit losses as of June 30, 2021	3,220	570	-	3,790

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	2,683	361	-	3,044
Transfer to lifetime expected credit losses	(96)	96	-	-
Net effect of changes in reserve for expected credit losses	37	42	-	79
Financial instruments that have been derecognized during the year	(1,864)	(21)	-	(1,885)
New instruments originated or purchased	1,666	-	-	1,666
Allowance for expected credit losses as of December 31, 2020	2,426	478	-	2,904

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	462	33	-	495
Net effect of changes in allowance for expected credit losses	19	-	-	19
Financial instruments that have been derecognized during the period	(147)	(33)	-	(180)
New financial assets originated or purchased	555	-	-	555
Allowance for expected credit losses as of June 30, 2021	889	-	-	889

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	103	10	-	113
Transfer to lifetime expected credit losses	(10)	10	-	-
Net effect of changes in allowance for expected credit losses	15	23	-	38
Financial instruments that have been derecognized during the year	(76)	(10)	-	(86)
New financial assets originated or purchased	430	-	-	430
Allowance for expected credit losses as of December 31, 2020	462	33	-	495

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	43	-	-	43
Financial instruments that have been derecognized during the period	(15)	-	-	(15)
Allowance for expected credit losses as of June 30, 2021	28	-	-	28

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	-	-	-	-
Financial instruments that have been derecognized during the year	43	-	-	43
Allowance for expected credit losses as of December 31, 2020	43	-	-	43

The following table provides a reconciliation between:

-	Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and

-	The (reversal) provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss and other comprehensive income.

			Securities
June 30, 2021	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	(1,009)	18	19	-	(972)
Financial instruments that have been derecognized during the year	(8,497)	(1,196)	(180)	-	(9,873)
New financial assets originated or purchased	9,625	2,064	555	(15)	12,230
Total	119	886	394	(15)	1,384

			Securities
June 30, 2020	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	5,317	358	54	-	5,729
Financial instruments that have been derecognized during the year	(14,790)	(1,933)	(49)	-	(16,772)
New financial assets originated or purchased	7,592	670	85	-	8,347
Total	(1,881)	(905)	90	-	(2,696)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

iii.	Credit-impaired financial assets

The following table sets out a reconciliation of changes in the net carrying amount of allowance for credit losses for credit-impaired loans

	June 30, 2021	December 31, 2019
Credit-impaired loans and advances at beginning of period	4,588	54,573
Classified as credit-impaired during the period	-	2,100
Change in allowance for expected credit losses	195	(744)
Recoveries of amounts previously written off	156	139
Interest income	124	626
Write-offs	-	(52,106)
Credit-impaired loans and advances at end of period	5,063	4,588

During the year ended December 31, 2020, the sale of the outstanding credit-impaired loan in Stage 3, classified at amortized cost, was made for $11.6 million. This sale resulted in a write off against the allowance for credit losses of $ 52.1 million.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

vi.	Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and by country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and investment securities is as follows.

Concentration by sector and industry

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Carrying amount - principal	5,226,615	4,911,397	129,402	74,366	317,213	164,074	205,661	231,348
Amount committed/guaranteed	-	-	651,490	564,898	-	-	-	-

Concentration by sector
Corporations:
Private	1,600,984	1,425,929	398,215	276,249	145,646	56,979	59,807	60,403
State-owned	955,724	741,791	71,926	92,299	44,668	29,985	-	23,858
Financial institutions:		-
Private	1,996,183	2,231,742	76,780	65,434	61,018	33,715	-	-
State-owned	644,211	476,520	233,971	205,282	50,772	28,276	140,823	141,974
Sovereign	29,513	35,415	-	-	15,109	15,119	5,031	5,113
Total	5,226,615	4,911,397	780,892	639,264	317,213	164,074	205,661	231,348

Concentration by industry
Financial institutions	2,640,394	2,708,262	310,751	270,716	111,790	61,991	140,823	141,974
Manufacturing	1,001,533	760,985	265,918	173,493	95,853	66,053	45,164	45,654
Oil and petroleum derived products	866,560	586,030	77,816	98,189	40,671	20,911	14,643	38,607
Agricultural	280,193	336,715	-	-	-	-	-	-
Services	197,181	264,597	83,174	63,086	19,532	-	-	-
Mining	94,967	94,955	-	-	4,948	-	-	-
Sovereign	29,513	35,415	-	-	15,109	15,119	5,031	5,113
Other	116,274	124,438	43,233	33,780	29,310	-	-	-
Total	5,226,615	4,911,397	780,892	639,264	317,213	164,074	205,661	231,348

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Risk rating and concentration by country

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Carrying amount - principal	5,226,615	4,911,397	129,402	74,366	317,213	164,074	205,661	231,348
Amount committed/guaranteed	-	-	651,490	564,898	-	-	-	-

Rating
1-4	2,685,254	2,582,794	259,942	247,425	217,858	108,505	205,661	231,348
5-6	2,328,985	2,096,138	307,545	237,807	99,355	55,569	-	-
7-8	212,376	232,465	213,405	154,032	-	-	-	-
Total	5,226,615	4,911,397	780,892	639,264	317,213	164,074	205,661	231,348

Concentration by country
Argentina	105,606	130,944	-	-	-	-	-	-
Belgium	13,851	9,807	-	-	-	-	-	-
Bolivia	12,000	12,000	2,844	2,800	-	-	-	-
Brazil	1,157,457	971,652	50,000	50,000	95,447	41,128	-	-
Canada	-	-	-	-	-	-	-	-
Chile	602,326	533,945	20,674	7,911	94,367	11,992	5,031	28,972
Colombia	642,846	714,258	63,536	50,333	26,606	29,998	-	-
Costa Rica	129,896	146,200	54,032	56,876	-	-	-	-
Dominican Republic	294,196	202,433	16,500	16,500	-	-	-	-
Ecuador	32,144	45,511	225,976	165,275	-	-	-	-
El Salvador	30,003	40,000	3,746	1,087	-	-	-	-
France	135,705	150,810	59,020	84,862	-	-	-	-
Germany	-	-	7,000	-	-	-	-	-
Guatemala	322,831	281,485	94,745	43,845	-	-	-	-
Honduras	33,168	10,199	3,739	345	-	-	-	-
Hong Kong	4,500	1,800	-	-	-	-	-	-
Jamaica	35,776	23,274	-	-	-	-	-	-
Luxembourg	117,500	50,000	-	-	-	-	-	-
Mexico	623,908	607,099	4,286	4,995	35,120	43,910	-	-
Nicaragua	-	-	-	-	-	-	-	-
Panama	196,488	241,097	61,821	61,435	13,693	10,399	-	-
Paraguay	51,215	100,816	10,280	11,800	-	-	-	-
Peru	291,702	272,752	55,405	47,245	51,980	26,647	-	-
Singapore	74,700	75,095	-	-	-	-	-	-
Switzerland	-	-	-	-	-	-	-	-
Trinidad and Tobago	139,613	165,995	-	-	-	-	-	-
United States of America	111,711	113,816	-	-	-	-	89,076	89,794
United Kingdom	5,204	10,409	-	-	-	-	-	-
Uruguay	62,269	-	47,288	33,955	-	-	-	-
Multilateral	-	-	-	-	-	-	111,554	112,582
Total	5,226,615	4,911,397	780,892	639,264	317,213	164,074	205,661	231,348

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

iv.	Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

a)	Derivative financial instruments – assets

June 30, 2021
				Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	14,270	-	14,270	-	(13,010)	1,260
Total	14,270	-	14,270	-	(13,010)	1,260

December 31, 2020
				Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	27,778	-	27,778	-	(24,720)	3,058
Total	27,778	-	27,778	-	(24,720)	3,058

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

b)	Securities sold under repurchase agreements and derivative financial instruments – liabilities

June 30, 2021
		Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	(112,488)	-	(112,488)	118,364	450	6,326
Derivative financial instruments used for hedging	(14,930)	-	(14,930)	-	14,452	(478)
Total	(127,418)	-	(127,418)	118,364	14,902	5,848

December 31, 2020
		Gross amounts offset in the	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	consolidated statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	(10,663)	-	(10,663)	11,998	18	1,353
Derivative financial instruments used for hedging	(9,211)	-	(9,211)	-	7,786	(1,425)
Total	(19,874)	-	(19,874)	11,998	7,804	(72)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk

i.	Exposure to liquidity risk

The following table details the Bank's liquidity ratios, described in the previous paragraph, as of June 31, 2021, and December 31, 2020, respectively:

	June 30, 2021	December 31, 2020
At the end of the period	306.82%	249.42%
Period average	105.03%	115.98%
Maximum of the period	306.82%	249.42%
Minimum of the period	73.82%	53.26%

The following table includes the Bank’s liquid assets by geographical location:

	June 30, 2021			December 31, 2020
	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
(in millions of USD dollars)
United State of America	744	41	785	740	90	830
Other O.E.C.D countries	-	19	19	100	-	100
Latin America	4	-	4	6	-	6
Other countries	50	-	50	-	-	-
Multilateral	-	141	141	-	112	112
Total	798	201	999	846	202	1,048

The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	June 30, 2021	December 31, 2020
(in millions of USD dollars)
Demand liabilities and "overnight"	317	171
% Demand liabilities and "overnight" to total deposits	9.47%	5.44%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

(in millions of USD dollars)	June 30, 2021	December 31, 2020
Total liquid assets	999	1,048
% Total assets to total liabilities	29.86%	33.40%
% Total liquid assets in the Federal Reserve of the United States of America	69.17%	65.68%

Even though the average term of the Bank's assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term together with its average remaining term:

(in millions of USD dollars)	June 30, 2021	December 31, 2020
Loan portfolio at amortized cost and securities portfolio less than/equal to 1 year according to its original terms	3,398	3,114
Average term (days)	162	195

The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms together with their average remaining term:

(in millions of USD dollars)	June 30, 2021	December 31, 2020
Loan portfolio at amortized cost and securities portfolio greater than/equal to 1 year according to its original terms	2,352	2,193
Average term (days)	1,373	1,382

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

ii.	Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	June 30, 2021
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	823,503	-	-	-	-	823,503	823,493
Securities and other financial assets, net	19,998	12,920	76,840	434,545	-	544,303	527,170
Loans, net	2,014,852	1,268,382	860,658	1,186,819	150,772	5,481,483	5,202,871
Derivative financial instruments - assets	647	-	888	12,715	20	14,270	14,270
Total	2,859,000	1,281,302	938,386	1,634,079	150,792	6,863,559	6,567,804

Liabilities
Deposits	(2,856,591)	(447,895)	(41,629)	(6,638)	-	(3,352,753)	(3,350,028)
Securities sold under repurchase agreements	(63,319)	(5,073)	(44,521)	-	-	(112,913)	(112,488)
Borrowings and debt, net	(235,906)	(176,826)	(324,595)	(1,418,161)	(12,074)	(2,167,562)	(2,067,739)
Derivative financial instruments - liabilities	(626)	(374)	-	(13,793)	(137)	(14,930)	(14,930)
Total	(3,156,442)	(630,168)	(410,745)	(1,438,592)	(12,211)	(5,648,158)	(5,545,185)

Contingencies
Confirmed lettes of credit	175,804	43,832	2,421	-	-	222,057	222,057
Stand-by letters of credit and guarantees	16,852	19,170	165,546	15,980	-	217,548	217,548
Credit commitments	24,266	4,286	65,000	118,333	-	211,885	211,885
Total	216,922	67,288	232,967	134,313	-	651,490	651,490
Net position	(514,364)	583,846	294,674	61,174	138,581	563,911	371,129

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

ii.	Maturity analysis for financial liabilities and financial assets (continued)

	December 31, 2020
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	863,831	-	-	-	-	863,831	863,812
Securities and other financial assets, net	11,541	20,961	60,311	312,027	-	404,840	398,068
Loans, net	1,712,049	998,923	1,255,069	293,489	1,156,625	5,416,155	4,896,647
Derivative financial instruments - assets	-	119	129	26,691	839	27,778	27,778
Total	2,587,421	1,020,003	1,315,509	632,207	1,157,464	6,712,604	6,186,305

Liabilities
Deposits	(2,678,292)	(166,832)	(293,306)	(6,638)	-	(3,145,068)	(3,140,875)
Securities sold under repurchase agreements	-	(5,784)	(4,977)	-	-	(10,761)	(10,663)
Borrowings and debt, net	(166,034)	(60,816)	(456,932)	(1,425,806)	(24,922)	(2,134,510)	(1,994,245)
Derivative financial instruments - liabilities	(3,020)	(1,081)	(71)	(5,039)	-	(9,211)	(9,211)
Total	(2,847,346)	(234,513)	(755,286)	(1,437,483)	(24,922)	(5,299,550)	(5,154,994)

Contingencies
Confirmed lettes of credit	167,301	29,466	20,015	-	-	216,782	216,782
Stand-by letters of credit and guarantees	35,041	106,943	55,963	12,550	-	210,497	210,497
Credit commitments	-	-	4,286	133,333	-	137,619	137,619
Total	202,342	136,409	80,264	145,883	-	564,898	564,898
Net position	(462,267)	649,081	479,959	(951,159)	1,132,542	848,156	466,413

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.
Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.
Derivative financial liabilities and financial assets	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

iii.	Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	June 30,		December 31,
	2021		2020
	Amount	Fair Value	Amount	Fair Value
Balances with Federal Reserve of the United States of America	691,165	691,165	688,612	688,612
Cash and due from banks (1)	107,426	107,426	157,396	157,396
Total Liquidity reserves	798,591	798,591	846,008	846,008

(1)	Excludes pledged deposits.

iv.	Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

June 30, 2021
	Guaranteed	Available as collateral

Cash and due from banks	24,902	798,591
Notional of investment securities	117,927	383,020
Loans at amortized cost	-	5,226,615
Total assets	142,829	6,408,226

December 31, 2020
	Guaranteed	Available as collateral

Cash and due from banks	17,804	846,008
Notional of investment securities	11,450	371,900
Loans at amortized cost	-	4,911,397
Total assets	29,254	6,129,305

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

C.	Market risk

i.	Interest rate risk

The following is a summary of the Bank’s interest rate gap position for the financial assets and liabilities based on their next repricing date  :

	June 30, 2021
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	819,765	-	-	-	-	3,728	823,493
Securities and other financial assets, net	10,801	6,112	53,221	457,036	-	-	527,170
Loans	3,678,603	1,095,842	352,744	97,176	7,380	-	5,231,745
Total assets	4,509,169	1,101,954	405,965	554,212	7,380	3,728	6,582,408

Liabilities
Demand deposits and time deposits	(2,849,830)	(445,254)	(41,400)	(6,500)	-	(3,205)	(3,346,189)
Securities sold under repurchase agreements	(63,192)	(5,055)	(44,241)	-	-	-	(112,488)
Borrowings and debt, net	(224,956)	(150,985)	(270,091)	(1,397,000)	(16,977)	-	(2,060,009)
Total liabilities	(3,137,978)	(601,294)	(355,732)	(1,403,500)	(16,977)	(3,205)	(5,518,686)
Net effect of derivative financial instruments held for interest risk management	(459)	(374)	888	(1,078)	(117)	-	(1,140)
Total interest rate sensitivity	1,370,732	500,286	51,121	(850,366)	(9,714)	523	1,062,582

	December 31, 2020
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Demand deposits and time deposits	859,481	-	-	-	-	4,331	863,812
Securities and other financial assets	9,554	9,139	55,960	320,769	-	-	395,422
Loans	3,468,477	895,794	434,813	117,262	-	-	4,916,346
Total assets	4,337,512	904,933	490,773	438,031	-	4,331	6,175,580

Liabilities
Demand deposits and time deposits	(2,675,867)	(166,317)	(290,000)	(6,500)	-	(216)	(3,138,900)
Securities sold under repurchase agreements	-	(5,728)	(4,935)	-	-	-	(10,663)
Borrowings and debt	(1,103,703)	(45,859)	(16,511)	(794,522)	(24,475)	-	(1,985,070)
Total liabilities	(3,779,570)	(217,904)	(311,446)	(801,022)	(24,475)	(216)	(5,134,633)
Net effect of derivative financial instruments held for interest risk management	(3)	(373)	58	15,982	839	-	16,503
Total interest rate sensitivity	557,939	686,656	179,385	(347,009)	(23,636)	4,115	1,057,450

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

C.	Market risk (continued)

ii.       Interest rate risk (continued)

Following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on equity
June 30, 2021	+50 bps	2,682	7,399
	-50 bps	(2,308)	(10,022)

December 31, 2020	+50 bps	1,182	16,618
	-50 bps	(5,161)	107

Interest rate movements affect reported equity in the following ways:

-	Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-	Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-	Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.

This sensitivity provides a consideration of changes in interest rates, considering last period interest rate volatility.

iii.        Foreign exchange risk

The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, excluding derivative financial assets and liabilities, based on their fair value.

	June 30, 2021
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	4.97	1.19	111.07	3,759.40	19.93
Assets
Cash and due from banks	-	11	41	19	658	24	753
Loans	-	-	-	-	109,728	-	109,728
Total Assets	-	11	41	19	110,386	24	110,481

Liabilities
Borrowings and debt	-	-	-	-	(110,157)	-	(110,157)
Total liabilities	-	-	-	-	(110,157)	-	(110,157)

Net currency position	-	11	41	19	229	24	324

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

C.	Market risk (continued)

iii.	Foreign exchange risk (continued)

	December 31, 2020
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.19	1.22	103.23	3,430.19	19.92
Assets
Cash and due from banks	81	13	1	20	1,615	80	1,810
Loans	-	-	-	-	182,395	-	182,395
Total Assets	81	13	1	20	184,010	80	184,205

Liabilities
Borrowings and debt	-	-	-	-	(183,863)	-	(183,863)
Total liabilities	-	-	-	-	(183,863)	-	(183,863)

Net currency position	81	13	1	20	147	80	342

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments

A.	Recurring valuation

Financial instruments measured at fair value on a recurring basis by caption on the condensed consolidated interim statement of financial position using the fair value hierarchy are described below:

	June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	-	200,630	-	200,630
Securities at FVOCI - Sovereign debt	-	5,031	-	5,031
Loans at fair value through profit or loss	-	-	5,130	5,130
Total securities and other financial assets	-	205,661	5,130	210,791

Derivative financial instruments - assets:
Interest rate swaps	-	1,426	-	1,426
Cross-currency swaps	-	12,734	-	12,734
Foreign exchange forwards	-	110	-	110
Total derivative financial instrument assets	-	14,270	-	14,270
Total assets at fair value	-	219,931	5,130	225,061

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	898	-	898
Cross-currency swaps	-	13,084	-	13,084
Foreign exchange forwards	-	948	-	948
Total derivative financial instruments - liabilities	-	14,930	-	14,930
Total liabilities at fair value	-	14,930	-	14,930

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

A.	Recurring valuation (continued)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	-	226,235	-	226,235
Securities at FVOCI - Sovereign debt	-	5,113	-	5,113
Loans at fair value through profit or loss	-	-	4,949	4,949
Total securities and other financial assets	-	231,348	4,949	236,297
Derivative financial instruments - assets:
Interest rate swaps	-	1,831	-	1,831
Cross-currency swaps	-	25,947	-	25,947
Foreign exchange forwards	-	-	-	-
Total derivative financial instrument assets	-	27,778	-	27,778
Total assets at fair value	-	259,126	4,949	264,075
Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	1,774	-	1,774
Cross-currency swaps	-	3,848	-	3,848
Foreign exchange forwards	-	3,589	-	3,589
Total derivative financial instruments - liabilities	-	9,211	-	9,211
Total liabilities at fair value	-	9,211	-	9,211

Fair value calculations are provided only for a limited portion of assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used for estimates, comparisons of fair value information disclosed by the Bank with those of other companies may not be meaningful for comparative analysis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

B.	Non-recurring valuation

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	June 30, 2021
	Carrying	Fair
	value	value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	823,493	823,493	-	823,493	-
Securities at amortized cost (1)	320,430	321,152	-	307,422	13,730
Loans at amortized cost, net (2)	5,197,741	5,315,976	-	5,315,976	-
Customers' liabilities under acceptances	129,402	129,402	-	129,402	-
Investment properties	3,075	3,075	-	-	3,075

Liabilities
Deposits	3,350,028	3,350,028	-	3,350,028	-
Securities sold under repurchase agreements	112,488	112,488	-	112,488	-
Borrowings and debt, net (3)	2,041,809	2,040,304	-	2,040,304	-
Customers' liabilities under acceptances	129,402	129,402	-	129,402	-

	December 31, 2020
	Carrying	Fair
	value	value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	863,812	863,812	-	863,812	-
Securities at amortized cost (1)	165,564	168,110	-	157,698	10,412
Loans at amortized cost, net (2)	4,891,698	4,972,599	-	4,972,599	-
Customers' liabilities under acceptances	74,366	74,366	-	74,366	-
Investment properties	3,214	3,214	-	-	3,214

Liabilities
Deposits	3,140,875	3,140,875	-	3,140,875	-
Securities sold under repurchase agreements	10,663	10,663	-	10,663	-
Borrowings and debt, net (3)	1,966,271	1,989,719	-	1,989,719	-
Customers' liabilities under acceptances	74,366	74,366	-	74,366	-

(1) The carrying value of securities at amortized cost is net of accrued interest receivable of $4.1 million and the allowance for expected credit losses of $0.8 million as of June 30, 2021 (accrued interest receivable of $1.9 million and the allowance for expected credit losses of $0.4 million as of December 31, 2020).

(2)	The carrying value of loans at amortized cost is net of accrued interest receivable of $19.4 million, the allowance for expected credit losses of $41.4 million and unearned interest and deferred fees of $6.8 million for June 30, 2021 (accrued interest receivable of $27.3 million, the allowance for expected credit losses of $41.1 million and unearned interest and deferred fees of $5.8 million for December 31, 2020).

(3)	Borrowings and debt exclude lease liabilities for an amount of $18.2 million and $18.7 million as of June 30, 2020 and December 31, 2020, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

C.	Level 3 - Fair value measurement

The following table presents the movement of a level 3 financial instruments measured at fair value:

	Debt instruments at fair value through profit or loss (debentures)	Loans at fair value through profit or loss	Total
At December 31, 2019	6,492	-	6,492
Additions	1,433	5,750	7,183
Net changes in fair value(1)	(2,175)	(801)	(2,976)
Sales	(5,750)	-	(5,750)
At December 31, 2020	-	4,949	4,949
Additions	-	-	-
Net changes in fair value(1)	-	181	181
Sales	-	-	-
At June 30, 2021	-	5,130	5,130

(1)  The fair value of the instrument includes interest receivable.

For financial instruments measured at fair value in level 3 category, the Bank uses the following methodologies and inputs using present value techniques.

Loans at fair value through profit or loss - Level 3

In 2020, the Bank realized the sale of the debt instrument measured at fair value through profit or loss for $5.8 million. As a result, the Bank recognized a loan and classified it at fair value through profit or loss with a carrying amount of $5.1 million and $4.9 million as of June 30, 2021 and December 31, 2020, respectively.

Inputs used in the fair value measurement are detailed as follows:

Observable inputs	Unobservable inputs
- Forward interest rate referenced to 12M USD Libor	- Discount rate or discount margin of floating rate bond "USD US composite B+" with credit risk similar to the instrument analyzed adjusted by the country risk premium.

Fair value measurement sensitivity to unobservable inputs – discount rate	2021	2020
A significant increase in volatility would result in a lower fair value	6.430% - 7.42%	3.128% to 8.89%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

C.	Level 3 - Fair value measurement (continued)

Management used market data published in Bloomberg for the construction of the discount curve, which allows for a more accurate measurement of the instrument.

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value measurements. For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects.

Loans at fair value through profit or loss	Effect on profit or loss
+ 100 bps to the observable and unobservable inputs	(130)
- 100 bps to the observable and unobservable inputs	134

5.	Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	June 30,	December 31,
	2021	2020
Unrestricted deposits with the Federal Reserve of the United States of America	691,165	688,612
Cash and non-interest-bearing deposits in other banks	3,728	4,331
Cash and interest-bearing deposits in other banks(1)	128,600	170,869
Total cash and due from banks	823,493	863,812

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	24,902	17,804
Total cash and due from banks in the consolidated statement of cash flows	798,591	846,008

(1)	Includes restricted deposit of $10.0 million for both periods with the New York State Banking Department under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions demand deposits based on daily rates determined by banks.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Cash and due from banks (continued)

The following table presents the pledged deposits classified by country risk:

	June 30,	December 31,
	2021	2020
Country:
United States of America(1)	11,505	11,515
Switzerland	7,047	3,027
France	2,700	50
Japan	1,730	1,330
United Kingdom	710	130
Canada	610	610
Mexico	600	790
Netherlands	-	334
Spain	-	18
Total	24,902	17,804

(1)	Includes pledged deposits of $10.0 million for both periods, with the New York State Banking Department under March 1994 legislation and deposits pledged to guarantee derivative financial instrument transactions.

6.	Securities and other financial assets, net

Securities and other financial assets are presented as follows:

		At fair value
At June 30, 2021		With changes in other comprehensive income (loss)
Carrying amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Principal	317,213	205,661	-	-	522,874
Interest receivable	4,106	1,079	-	-	5,185
Reserves (1)	(889)	(28)	-	-	(917)
	320,430	206,712	-	-	527,142

		At fair value
At December 31, 2020		With changes in other comprehensive income (loss)
Carrying amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Principal	164,074	231,348	-	-	395,422
Interest receivable	1,985	1,156	-	-	3,141
Reserves (1)	(495)	(43)	-	-	(538)
	165,564	232,461	-	-	398,025

(1)	The loss allowance for losses for securities at FVOCI is included in equity in the condensed consolidated interim statement of financial position in the line Other comprehensive income.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Securities and other financial assets, net (continued)

As of December 31, 2020, the Bank sold 261,164 shares, which were designated at their initial recognition at fair value with changes in other comprehensive income due to market changes affecting the liquidity of the instrument.

The cumulative fair value of the shares sold was $1.7 million, and the cumulative loss recognized in OCI was $602 thousand, transferred to retained earnings.

Securities and other financial assets by contractual maturity are shown in the following table:

		At fair value
At June 30, 2021		With changes in other comprehemsive income
	Amortized cost	Recyclable to profit ans loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	13,538	56,596	-	-	70,134
After 1 year but within 5 years	303,675	149,065	-	-	452,740
Balance - principal	317,213	205,661	-	-	522,874

		At fair value
At December 31, 2020		With changes in other comprehemsive income
	Amortized cost	Recyclable to profit ans loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	40,625	34,027	-	-	74,652
After 1 year but within 5 years	123,449	197,321	-	-	320,770
Balance - principal	164,074	231,348	-	-	395,422

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Securities and other financial assets, net (continued)

The following table includes the securities pledged to secure repurchase transactions accounted for as secured pledged:

	June 30, 2021			December 31, 2020
	Amortized cost	Fair value	Total	Amortized cost	Fair value	Total
Securities pledged to secure repurchase transactions	118,364	5,030.60	123,394	11,998	-	11,998
Securities sold under repurchase agreements	(107,817)	(4,670.50)	(112,488)	(10,663)	-	(10,663)

The following table presents the realized gains or losses on sale of securities at fair value through other comprehensive income:

	Three months ended June 30
	2021	2020
Realized gain on sale of securities	14	-
Realized loss on sale of securities	-	-
Net gain on sale of securities at FVOCI	14	-

	Six months ended June 30
	2021	2020
Realized gain on sale of securities	14	-
Realized loss on sale of securities	-	-
Net gain on sale of securities at FVOCI	14	-

7.	Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

	June 30,	December 31,
	2021	2020
Loans at amortized cost	5,226,615	4,911,397
Interest receivable	19,403	27,350
Loss allowances	(41,440)	(41,165)
Unearned interest and deferred fees	(6,837)	(5,884)
Loans at amortized cost, net	5,197,741	4,891,698
Loans at fair value through profit or loss (1)	5,130	4,949
Loans, net	5,202,871	4,896,647

(1) The Bank realized the sale of debt instruments measured at fair value through profit or loss for $5.8 million. As a result, the Bank recognized a loan and classified it at fair value through profit or loss with a carrying amount of $5.1 million and $4.9 million as of June 30, 2021 and December 31, 2020, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loans (continued)

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	June 30, 2020	December 31, 2020
Fixed interest rates	2,858,802	2,544,544
Floating interest rates	2,372,943	2,371,802
Total	5,231,745	4,916,346

As of June 30, 2021 and December 31, 2020, 84% and 41% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. The range of interest rates on loans fluctuates from 0.49% to 9.29% (December 31, 2020 0.43% to 9.70%).

The following table details information relating to loans granted to class A and B shareholders:

	June 30, 2021	December 31, 20120
Class A and B shareholder loans	704,858	522,316
% Loans to class A and B shareholders over total loan portfolio	13%	11%
% Class A and B stockholders with loans over number of class A and B stockholders	12%	12%

Modified financial assets

The following table refers to modified financial assets during the period, where modification does not result in de-recognition:

	June 30, 2021	December 31, 2020
Gross carrying amount before modification	-	8,829
Allowance loss before modification (1)	-	(1,796)
Net amortized cost before modification	-	7,033

Gross carrying amount after modification	-	8,829
Allowance loss after modification (2)	-	(1,802)
Net amortized cost after modification	-	7,027

(1) Expected credit loss for 12 months.

(2) Expected credit loss within the life of the financial asset.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loans (continued)

Recognition and derecognition of financial assets

During the period ended December 31, 2020, a Stage 3 impaired loan was sold for $11.6 million and a Stage 2 loan with a significant increase in credit risk was sold for $13.2 million, both classified at amortized cost. This resulted in a write-off against reserves of $56.1 million. These sales were made based on compliance with the Bank's strategy to optimize credit risk of its loan portfolio.

8.	Loan commitments and financial guarantee contracts

In the normal course of business, to meet the financing needs of its customers, the Bank is party to loan commitments and financial guarantee contracts. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the condensed consolidated interim statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	June 30, 2021	December 31, 2020
Documentary letters of credit	222,057	216,782
Stand-by letters of credit and guarantees - commercial risk	217,548	210,497
Credit commitments	211,885	137,619
Total loans commitments and financial guarantee contracts	651,490	564,898

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

Maturities	June 30, 2021	December 31, 2020
Up to 1 year	517,177	419,015
From 1 to 2 years	114,313	75,883
Over 2 to 5 years	20,000	70,000
Total	651,490	564,898

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Gain (loss) on financial instruments, net

The following table sets forth the details for the gain or loss on financial instruments recognized in the condensed consolidated interim statements of profit or loss:

	For the three months ended June 30,
	2021	2020
Gain (loss) on derivative financial instruments and foreign currency exchange, net	681	(694)
Unrealized loss on financial instruments at fair value through profit or loss	(393)	(2,827)
Loss on financial instruments at fair value through profit or loss	(68)	(428)
Realized gain on sale of securities at fair value through OCI	14	-
	234	(3,949)

	For the six months ended June 30,
	2021	2020
Gain (loss) on derivative financial instruments and foreign currency exchange, net	1,319	(1,885)
Unrealized loss on financial instruments at fair value through profit or loss	(337)	(2,827)
Loss (gain) on financial instruments at fair value through profit or loss	(833)	405
Realized gain on sale of securities at fair value through OCI	14	-
	163	(4,307)

10.	Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	June 30, 2021
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	60,000	1,426	(52)
Cash flow hedges	20,000	-	(846)
Interest rate and foreign exchange risk
Fair value hedges	343,954	297	(10,489)
Cash flow hedges	300,373	12,437	(2,595)
Foreign exchange risk
Cash flow hedges	63,918	110	(948)
	788,245	14,270	(14,930)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

	December 31, 2020
	Nominal	Carrying amount of hedging instruments
	amount	Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	85,667	1,831	(233)
Cash flow hedges	60,000	-	(1,541)
Interest rate and foreign exchange risk
Fair value hedges	344,489	2,856	(3,848)
Cash flow hedges	221,508	23,091	-
Foreign exchange risk
Cash flow hedges	71,353	-	(3,589)
	783,017	27,778	(9,211)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the periods used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2021
	Nominal	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge	Ineffectiveness recognized in
	amount	Asset (1)	Liability (2)	ineffectiveness (3)	profit or loss (3)
Interest rate risk
Securities at FVOCI	5,000	-	(52)	50	(9)
Borrowings and debt	55,000	1,426	-	(95)	16
Interest rate and foreign exchange risk
Loans	3,540	297	-	(60)	(71)
Borrowings and debt	340,414	-	(10,489)	(7,292)	657
Total	403,954	1,723	(10,541)	(7,397)	593

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

A.	Fair value hedges (continued)

	December 31, 2020
	Nominal	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge	Ineffectiveness recognized in
	amount	Asset (1)	Liability (2)	ineffectiveness (3)	profit or loss (3)
Interest rate risk
Loans	10,667	-	(132)	84	1
Securities at FVOCI	5,000	-	(101)	(29)	(20)
Borrowings and debt	70,000	1,831	-	199	(27)
Interest rate and foreign exchange risk
Loans	4,075	356	-	178	(149)
Borrowings and debt	340,414	2,500	(3,848)	(2,524)	(468)
Total	430,156	4,687	(4,081)	(2,092)	(663)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in the condensed consolidated interim statement of profit or loss is the line Loss on financial instruments, net.

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the	Accumulated amount of fair value hedge adjustments included in the carrying amount	Change in fair value of the hedged items used to calculate hedge
	Asset	Liability	hedged items	of the hedged items	ineffectiveness(1)
Interest rate risk
Loans	-	-	Loans, net	-	-
Securities at FVOCI	5,079	-	Securities and other financial assets, net	144	(59)
Borrowings and debt	-	(56,491)	Borrowings and debt, net	(60)	111
Interest rate and foreign exchange risk
Loans	3,287	-		(665)	(11)
Borrowings and debt	-	(330,206)	Borrowings and debt, net	9,031	7,949
Total	8,366	(386,697)		8,450	7,990

(1) Included in the condensed consolidated interim statement of profit or loss is the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

A.	Fair value hedges

	December 31, 2020
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the	Accumulated amount of fair value hedge adjustments included in the carrying amount of the	Change in fair value of the hedged items used to calculate hedge
	Asset	Liability	hedged items	hedged items	ineffectiveness(1)
Interest rate risk
Loans	10,837	-	Loans, net	74	(83)
Securities at FVOCI	5,113	-	Securities and other financial assets, net	85	9
Borrowings and debt	-	(71,937)	Borrowings and debt, net	(292)	(226)
Interest rate and foreign exchange risk
Loans	3,789	-	Loans, net	(654)	(327)
Borrowings and debt	-	(339,688)	Borrowings and debt, net	1,083	2,056
Total	19,739	(411,625)		296	1,429

(1) Included in the condensed consolidated interim statement of profit or loss is the line Loss on financial instruments, net.

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	June 30, 2021
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less than 1 year	60,000	68,933	128,933
Over 1 to 2 years	-	206,253	206,253
Over 2 to 5 years	-	68,768	68,768
Total	60,000	275,186	335,186

	December 31, 2020
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less than 1 year	85,667	-	85,667
Over 1 to 2 years	-	271,646	271,646
Over 2 to 5 years	-	72,843	72,843
Total	85,667	344,489	430,156

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

B.	Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2021
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized	Ineffectiveness recognized in	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	in OCI (3)	profit or loss (4)	or loss (4)
Interest rate risk
Borrowings and debt	20,000	-	(846)	253	251	(2)	(423)
Interest rate and foreign exchange risk
Borrowings and debt	300,373	12,437	(2,595)	(13,144)	(12,860)	284	-
Foreign exchange risk
Loans	63,918	110	(948)	(699)	(702)	(3)	(3,589)
Total	384,291	12,547	(4,389)	(13,590)	(13,311)	279	(4,012)

	December 31, 2020
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized	Ineffectiveness recognized in	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	in OCI (3)	profit or loss (4)	or loss (4)
Interest rate risk
Borrowings and debt	60,000	-	(1,541)	(443)	(442)	1	(75)
Interest rate and foreign exchange risk
Borrowings and debt	221,508	23,091	-	23,380	23,481	101	(1,697)
Foreign exchange risk
Loans	71,353	-	(3,589)	(3,466)	(3,465)	1	(1,927)
Total	352,861	23,091	(5,130)	19,471	19,574	103	(3,699)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in equity in the condensed consolidated interim statement of financial position on the line Other comprehensive income.

(4) Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

B.	Cash flow hedges (continued)

The following table details the nominal amounts and carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of	Change in the fair value of the hedged items used to calculate the hedge	Cash flow
	Asset	Liability	the hedged items	ineffectiveness	hedge reserve
Interest rate risk
Borrowings and debt	-	(20,043)	Borrowings and debt, net	(251)	761
Interest rate and foreign exchange risk
Borrowings and debt	-	(319,780)	Borrowings and debt, net	12,860	8,016
Foreign exchange risk
Loans	64,491	-	Loans, net	702	222
Total	64,491	(339,823)		13,311	8,999

	December 31, 2020
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of	Change in the fair value of the hedged items used to calculate the hedge	Cash flow
	Asset	Liability	the hedged items	ineffectiveness	hedge reserve
Interest rate risk
Borrowings and debt	-	(20,045)	Borrowings and debt, net	442	1,440
Interest rate and foreign exchange risk
Borrowings and debt	-	(243,817)	Borrowings and debt, net	(23,481)	(1,980)
Foreign exchange risk
Loans	74,509	-	Loans, net	3,465	562
Total	74,509	(263,862)		(19,574)	22

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

B.	Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	June 30, 2021
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less than 1 year	63,918	-	-	63,918
Over 1 to 2 years	-	20,000	30,333	50,333
Over 2 to 5 years	-	-	252,971	252,971
More than 5 years	-	-	17,069	17,069
Total	63,918	20,000	300,373	384,291

	December 31, 2020
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less than 1 year	71,353	40,000	-	111,353
Over 2 to 5 years	-	20,000	197,854	217,854
More than 5 years	-	-	23,654	23,654
Total	71,353	60,000	221,508	352,861

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.	Other assets

Following is a summary of other assets:

	June 30,	December 31,
	2021	2020
Accounts receivable	1,098	938
Prepaid expenses	2,236	2,541
Prepaid fees and commissions	174	486
Interest receivable - deposits	33	8
IT projects under development	388	218
Severance fund	1,951	1,927
Other	675	698
	6,555	6,816

12.	Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, as follows:

	June 30,	December 31,
	2021	2020
Demand	317,014	170,660
Up to 1 month	748,369	1,127,120
From 1 month to 3 months	786,136	878,900
From 3 months to 6 months	1,003,646	544,860
From 6 months to 1 year	439,138	365,879
From 1 year to 2 years	51,886	51,481
	3,346,189	3,138,900

The following table presents additional information regarding the Bank’s deposits

	June 30,	December 31,
	2021	2020
Aggregate amounts of $100,000 or more	3,345,889	3,138,684
Aggregate amounts of deposits in the New York Agency	757,673	657,851

	Three months ended June 30
	2021	2020
Interest expense on deposits made in the New York Agency	1,012	1,254

	Six months ended June 30
	2021	2020
Interest expense on deposits made in the New York Agency	2,250	2,818

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Securities sold under repurchase agreements

As of June 30, 2021, and December 31, 2020, the Bank had financing transactions under repurchase agreements for $112.5 million and $10.7 million, respectively.

During the periods ended June 30, 2021 and 2020, interest expense related to financing transactions under repurchase agreements totaled $298 thousand and $354 thousand, respectively. These expenses are included as interest expense – borrowings and debt line in the condensed consolidated interim statement of profit or loss.

14.	Borrowings and debt

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2021, the Bank was in compliance with all those covenants.

Borrowings and debt are detailed as follows:

	June 30, 2021
	Short-Term			Long-term
	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Carrying amount
Principal	549,532	-	1,298	264,609	1,233,644	16,902	2,065,985
Prepaid commissions	-	-	-	(271)	(5,705)	-	(5,976)
	549,532	-	1,298	264,338	1,227,939	16,902	2,060,009

	December 31, 2020
	Short-Term			Long-term
	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Carrying amount
Principal	331,585	49,350	1,244	477,010	1,116,033	17,555	1,992,777
Prepaid commissions	-	-	-	(1,158)	(6,549)	-	(7,707)
	331,585	49,350	1,244	475,852	1,109,484	17,555	1,985,070

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	June 30,	December 31,
	2021	2020
Short-term borrowings:
At fixed interest rates	150,000	55,000
At floating interest rates	399,532	276,585
Total borrowings	549,532	331,585
Short-term debt:
At floating interest rates	-	49,350
Total debt	-	49,350
Total short-term borrowings and debt	549,532	380,935

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.42% to 0.48%	0.45% to 1.40%
Range of floating interest rates on borrowings in U.S. dollars	0.34% to 0.50%	0.47% to 1.65%
Range of floating interest rates on borrowings and debt in Mexican pesos	4.73%	4.97% to 5.05%

The outstanding balances of short-term borrowings and debt by currency, are as follows:

	June 30,	December 31,
	2021	2020
Currency
US dollar	540,000	299,957
Mexican peso	9,532	80,978
Total	549,532	380,935

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of borrowings and long-term debt (original maturity of more than one year, excluding lease liabilities), along with contractual interest rates, plus prepaid commissions as  of June 30, 2021 and December 31, 2020, respectively, are as follows (excludes lease liabilities):

	June 30, 2021	December 31, 2020
Long-term borrowings:
At fixed interest rates with due dates from July 2021 to May 2023	81,497	68,190
At floating interest rates with due dates from October 2021 to August 2023	183,112	408,820
Total long-term borrowings	264,609	477,010

Long-term debt:
At fixed interest rates with due dates from July 2021 to December 2027	901,870	784,006
At floating interest rates with due dates from March 2022 to June 2023	331,774	332,027
Total long-term debt	1,233,644	1,116,033
Total long-term borrowings and debt	1,498,253	1,593,043
Less: Prepaid commissions	(5,976)	(7,707)
Total long-term borrowings and debt, net	1,492,277	1,585,336

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.8% to 2.85%	2.04% to 3.05%
Range of floating interest rates on borrowings and debt in U.S. dollars	1.17% to 1.80%	1.16% to 1.85%
Range of fixed interest rates on borrowings in Mexican pesos	6.50% to 9.09%	6.77% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	4.67% to 5.49%	4.87% to 5.74%
Range of fixed interest rates on debt in Japanese yens	0.52% to 0.95%	0.52%
Range of fixed interest rates on debt in Euros	0.23% to 3.75%	0.9% to 3.75%
Range of fixed interest rates on debt in Australian dollars	1.41%	0.00%
Range of fixed interest rates on debt in Sterling pounds	1.50%	0.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows (excluding lease liabilities):

	June 30, 2021	December 31, 2020
Currency
US dollar	750,063	910,296
Mexican peso	512,276	509,687
Euro	127,297	101,469
Japanese yen	84,750	71,591
Australian dollar	18,749	-
Sterling pounds	5,118	-
Total	1,498,253	1,593,043

Future payments of long-term borrowings and debt outstanding as of June 30, 2021, are as follows (excluding lease liabilities):

Payments	Outstanding
2021	46,267
2022	420,777
2023	230,551
2024	130,827
2025	617,543
2026	35,312
2027	16,976
1,498,253

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

Reconciliation – Movements of borrowings

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statements of cash flows:

	2021	2020
Balance as of January 1,	1,985,070	3,138,310
Net increase (decrease) in short-term borrowings and debt	169,127	(325,742)
Proceeds from long-term borrowings and debt	86,498	149,799
Repayments of long-term borrowings and debt	(169,511)	(265,343)
Payment of lease liabilities	(599)	(530)
Net increase in lease liabilities	-	27
Change in foreign currency	(11,185)	(70,286)
Adjustment of fair value for hedge accounting relationship	(1,083)	787
Other adjustments	1,692	194
Balance as of June 30,	2,060,009	2,627,216

The reconciliation of equity account movements is presented in the  condensed consolidated interim statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	June 30, 2021	December 31, 2020
Due within 1 year	2,084	2,058
After 1 year but within 5 years	10,646	10,641
After 5 years but within 10 years	10,306	11,354
Total undiscounted lease liabilities	23,036	24,053

Short-term	1,298	1,244
Long-term	16,902	17,555
Lease liabilities included in the consolidated statement of financial position	18,200	18,799

Amounts recognized in the statement of cash flows:

	June 30, 2021	December 31, 2020
Payments of lease liabilities	599	1,114

Amounts recognized in profit or loss:

	Three months ended June 30,
	2021	2020
Interest on lease liabilities	(205)	(217)
Income from sub-leasing right-of-use assets	66	55

	Six months ended June 30,
	2021	2020
Interest on lease liabilities	(413)	(437)
Income from sub-leasing right-of-use assets	133	121

15.	Other liabilities

Following is a summary of other liabilities:

	June 30,	December 31,
	2021	2020
Accruals and other accumulated expenses	7,920	9,213
Accounts payable	3,354	6,307
Others	2,879	3,194
	14,153	18,714

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three months ended June 30
	2021	2020
(Thousands of U.S. dollars)
Profit for the period	14,084	14,106

(U.S. dollars)
Basic earnings per share	0.36	0.36
Diluted earnings per share	0.36	0.36

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	39,659	39,654

Effect of diluted securities:
Stock options and restricted stock units plan	-	-

Adjusted weighted average of common shares outstanding applicable to diluted EPS	39,659	39,654

	Six months ended June 30
	2021	2020
(Thousands of U.S. dollars)
Profit for the period	26,900	32,408

(U.S. dollars)
Basic earnings per share	0.68	0.82
Diluted earnings per share	0.68	0.82

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	39,676	39,632

Effect of diluted securities:
Stock options and restricted stock units plan	-	-

Adjusted weighted average of common shares outstanding applicable to diluted EPS	39,676	39,632

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services according to the scope of IFRS 15, are detailed as follows:

	Three months ended June 30, 2021
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	3,013	646	3,659
Negotiation and acceptance	-	13	-	13
Amendment	-	372	(16)	356
Structuring	400	3,013	-	400
Other	-	3	(160)	(157)
	400	3,401	470	4,271

	Six months ended June 30, 2021
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	5,257	1,200	6,457
Negotiation and acceptance	-	29	-	29
Amendment	-	626	(16)	610
Structuring	501	-	-	501
Other	-	30	(316)	(286)
	501	5,942	868	7,311

	Three months ended June 30, 2020
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	1,640	229	1,869
Negotiation and acceptance	-	18	-	18
Amendment	-	128	(0)	128
Structuring	55	-	-	55
Other	-	2	(131)	(129)
	55	1,788	98	1,940

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Fee and commission income (continued)

	Six months ended June 30, 2020
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	3,785	520	4,305
Negotiation and acceptance	-	163	-	163
Amendment	-	270	(0)	270
Structuring	451	-	-	451
Other	-	33	(209)	(176)
	451	4,251	311	5,013

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

June 30,
2021
Up to 1 year	1,944
From 1 to 2 years	812
More than 2 years	39
2,795

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Business segment information

The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended June 30, 2021
	Commercial	Treasury	Total
Interest income	31,983	2,181	34,164
Interest expense	(164)	(13,002)	(13,166)
Inter-segment net interest income	(11,339)	11,339	-
Net interest income	20,480	518	20,998
Other income (expense), net	4,479	113	4,592
Total income	24,959	631	25,590

(Provision for) reversal of credit losses	(1,042)	(342)	(1,384)
Operating expenses	(7,880)	(2,242)	(10,122)
Segment profit (loss)	16,037	(1,953)	14,084

	Six months ended June 30, 2021
	Commercial	Treasury	Total
Interest income	62,903	4,179	67,082
Interest expense	(330)	(26,859)	(27,189)
Inter-segment net interest income	(23,361)	23,361	-
Net interest income	39,212	681	39,893
Other income (expense), net	7,735	(77)	7,658
Total income	46,947	604	47,551

(Provision for) reversal of credit losses	(1,005)	(379)	(1,384)
Operating expenses	(15,028)	(4,239)	(19,267)
Segment profit (loss)	30,914	(4,014)	26,900

Segment assets	5,349,392	1,367,318	6,716,710
Segment liabilities	147,752	5,530,625	5,678,377

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Business segment information (continued)

	Three months ended June 30, 2020
	Commercial	Treasury	Total
Interest income	42,914	1,593	44,507
Interest expense	(174)	(22,610)	(22,784)
Inter-segment net interest income	(21,821)	21,821	-
Net interest income	20,919	804	21,723
Other income (expense), net	(790)	(1,028)	(1,818)
Total income	20,129	(224)	19,905

Reversal of (provision for) credit losses	2,607	-	2,607
Loss on non-financial assets, net	(140)	-	(140)
Operating expenses	(6,263)	(2,003)	(8,266)
Segment profit (loss)	16,333	(2,227)	14,106

	Six months ended June 30, 2020
	Commercial	Treasury	Total
Interest income	98,804	4,692	103,496
Interest expense	(350)	(55,623)	(55,973)
Inter-segment net interest income	(52,769)	52,769	-
Net interest income	45,685	1,838	47,523
Other income (expense), net	2,559	(1,422)	1,137
Total income	48,244	416	48,660

Reversal of (provision for) credit losses	2,696	-	2,696
Loss on non-financial assets, net	(140)	-	(140)
Operating expenses	(13,605)	(5,203)	(18,808)
Segment profit (loss)	37,195	(4,787)	32,408
Segment assets	4,489,329	2,130,220	6,619,549
Segment liabilities	21,073	5,570,610	5,591,683

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Business segment information (continued)

Reconciliation on information on reportable segments

	Three months ended June 30
	2021	2020
Profit for the period	14,084	23,373

	Six months ended June 30
	2021	2020
Profit for the period	26,900	32,408

Assets:
Assets from reportable segments	6,716,710	6,619,549
Other assets - unallocated	6,522	7,676
Total assets	6,723,232	6,627,225

Liabilities:
Liabilities from reportable segments	5,678,377	5,591,683
Other liabilities - unallocated	14,153	13,683
Total liabilities	5,692,530	5,605,366

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	June 30,	December 31,
	2021	2020
Assets
Demand deposits	1,471	3,269
Loans, net	-	22,499
Total asset	1,471	25,768

Liabilities
Time deposits	260,000	240,000
Total liabilities	260,000	240,000

Contingencies
Stand-by letters of credit	10,280	28,300
Loss allowance	(47)	(60)
Total contingencies	10,233	28,240

The detail of income and expenses with related parties is as follows:

	Three months ended June 30
	2021	2020
Interest income
Loans	60	551
Interest expense
Deposits	(637)	(627)

Net interest income (expenses)	(577)	(76)

Other income (expense)
Fees and commissions, net	59	51

Net income from related parties	(518)	(25)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Related party transactions (continued)

	Six months ended June 30
	2021	2020
Interest income
Loans	161	1,091
Interest expense
Deposits	(1,260)	(1,311)

Net interest income (expenses)	(1,099)	(220)

Other income (expense)
Fees and commissions, net	118	139

Net income from related parties	(981)	(81)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended June 30
	2021	2020
Expenses:
Compensation costs to directors	466	450
Compensation costs to executives	687	781

	Six months ended June 30
	2021	2020
Expenses:
Compensation costs to directors	706	798
Compensation costs to executives	2,289	4,191

Compensation costs to directors and executives, include annual cash retainers and the cost of granted restricted stock and restricted stock units.

20.	Litigation

Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or its consolidated financial performance.

21.	Applicable laws and regulations

Liquidity index

In according with the established in Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP), as of June 30, 2021 and December 31, 2020 the minimum LCR to be reported to the SBP was 65% for both periods. The Bank´s LCR as of June 30, 2021 and December 31, 2020 was 307% and 249%, respectively.

In compliance with the Rule No. 4-2008 issued by the SBP, the percentage of the liquidity index reported by the Bank to the regulator as of June 30, 2021 and December 31, 2020 was 79.13% and 79.99%, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

Capital adequacy

In compliance with the established in the Banking Law of the Republic of Panama and the Rules No. 01-2015 and 03-2016 below, the information corresponding to the total capital adequacy index is presented:

	June 30, 2021	December 31, 2020
Capital funds	1,050,553	1,048,182

Risk-weighted assets	5,782,777	5,187,054

Capital adequacy index	18.17%	20.21%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

Leverage ratio

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of the Rule No. 1-2015:

	June 30, 2021	December 31, 2020
Ordinary capital	914,534	912,164
Non-risk-weighted assets	6,876,078	6,479,416
Leverage ratio	13.30%	14.08%

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	June 30, 2021
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	2,471,844	74,271	10,593	-	-	2,556,708
Financial Institutions:
Private	1,996,183	-	-	-	-	1,996,183
State-owned	644,211	-	-	-	-	644,211
	2,640,394	-	-	-	-	2,640,394
Sovereign	29,513	-	-	-	-	29,513
	5,141,751	74,271	10,593	-	-	5,226,615

Allowance for loan losses IFRS (*):	21,783	14,594	5,063	-	-	41,440

Loans at FVTPL
Financial Institutions:
Private	5,130	-	-	-	-	5,130
Total loans	5,146,881	74,271	10,593	-	-	5,231,745

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

	December 31, 2020
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	2,147,846	9,281	10,593	-	-	2,167,720
Financial Institutions:
Private	2,231,742	-	-	-	-	2,231,742
State-owned	476,520	-	-	-	-	476,520
	2,708,262	-	-	-	-	2,708,262
Sovereign	35,415	-	-	-	-	35,415
	4,891,523	9,281	10,593	-	-	4,911,397

Allowance for loan losses IFRS (*):	34,720	1,857	4,588	-	-	41,165

Loans at FVTPL
Financial Institutions:
Private	4,949	-	-	-	-	4,949
Total loans	4,896,472	9,281	10,593	-	-	4,916,346

As of June 30, 2021, and December 31, 2020, there are no restructured loans.

(*) As of June 30, 2021, and December 31, 2020, there is no excess in the specific provision calculated in accordance with Agreement No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

For statutory purposes only, non-accruing loans are presented by category as follows:

	June 30, 2021
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	10,593	-	-	10,593
Total	-	-	10,593	-	-	10,593

	December 31, 2020
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	10,593	-	-	10,593
Total	-	-	10,593	-	-	10,593

	June 30, 2021	December 31, 2020
Non-accruing loans:
Private corporations	10,593	10,593
Total non-accruing loans	10,593	10,593

Interest that would be reversed if the loans had been classified as non-accruing loans	475	351
Income from collected interest on non-accruing loans	-	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

Modified special mention loans

In accordance with the requirements of Article 4-E of Rule No. 9-2020, a detail of the portfolio of modified special mention category loans and their respective provisions and regulatory reserves as of June 30, 2020 and December 31, 2020, classified according to the three-stage model of IFRS 9 follows:

	June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Modified special mention loans
Modified loans
Corporate	-	8,829	-	8,829
(-) Modified loans secured by pledged deposits in the same bank up to the guaranteed amount	-	-	-	-
(+) Interest receivable		6	-	6
(-) Unearned interest and deferred fees	-	-	-	-
Total loan portfolio subject to provisions Rule No. 9-2020	-	8,835	-	8,835

Allowance
Allowance IFRS 9	-	1,767	-	1,767
Collective allowance (complement to 1.5%) *				-
Regulatory reserve (complement to 3%) *				-
Total allowance and reserves				1,767

	December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Modified special mention loans
Modified loans
Corporate	-	8,829	-	8,829
(-) Modified loans secured by pledged deposits in the same bank up to the guaranteed amount	-	-	-	-
(+) Interest receivable		7	-	7
(-) Unearned interest and deferred fees	-	-	-	-
Total loan portfolio subject to provisions Rule No. 9-2020	-	8,836	-	8,836

Allowance
Allowance IFRS 9	-	1,767	-	1,767
Collective allowance (complement to 1.5%) *				-
Regulatory reserve (complement to 3%) *				-
Total allowance and reserves				1,767

* Because IFRS 9 provision for modified special mention loans by $1.7million exceeds the generic provision equivalent to the 3% required by Rule No. 9-2020, the Bank does not require additional complementary equity reserves to the existing provision.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

As of June 30, 2021, the modified special mention loan has complied with its contractual payments of the loan agreement.

It is important to note that in addition to the modified special mention loan, the Bank maintains corporate loans in Substandard category and that they embraced to the moratorium of Law No. 156 of June 30, 2020. As of June 30, 2021 and December 31, 2020, these loans carrying amount are $11.0 million and $10.9 million, respectively (including interest) and present interest payments with a default of up to 30 days.

As of June 30, 2021, and December 31, 2020, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both years, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

The provision and reserve are detailed as follows:

	June 30, 2021	December 31, 2020
Dynamic provision	136,019	136,019
Regulatory credit reserve	-	-
	136,019	136,019

Capital reserve

In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.3 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

22.	Subsequent events

The Bank announced a quarterly cash dividend of $0.25 US dollar cents per share corresponding to the second quarter of 2021. The cash dividend was approved by the Board of Directors at its meeting held on July 20, 2021 and it was payable on August 24, 2021 to the Bank’s stockholders as of August 9, 2021 record date.